UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NON-INVASIVE MONITORING SYSTEMS, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)

655366508
(CUSIP Number)
Jane Hsiao, Ph.D.
 4400 Biscayne Boulevard
Miami, Florida 33137
Telephone: (305) 575-6004
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 28, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAME OF REPORTING PERSON Jane Hsiao, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS** PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 2,400,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,820,000***
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,400,000
PERSON WITH	10	SHARED DISPOSITIVE POWER 5,820,000***
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,220,000***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14	TYPE OF REPORTING PERSON* IN

*Includes securities that are held by The Chiin Hsiung Dr. Hsiao Family Trust A, of which the reporting person is the trustee and the three children of the reporting person are the sole and exclusive beneficiaries, and Hsu Gamma Investment L.P., of which the reporting person is the general partner.

** 1,500,000 shares of Common Stock and warrants to purchase an additional 750,000 shares of Common Stock were purchased by Dr. Hsiao for $75,000 in August 2005, from personal funds. On October 26, 2006, pursuant to an offer by the Issuer to certain warrantholders and others, Dr. Hsiao exercised such warrants at an exercise price of $0.15 per share and, as an inducement for exercise of the warrants, received 150,000 bonus shares of Common Stock.

***2,150,000 of these securities are beneficially owned by The Chiin Hsiung Dr. Hsiao Family Trust A, of which the reporting person is the trustee and the three children of the reporting person are the sole and exclusive beneficiaries.  3,670,000 of these securities are beneficially owned by Hsu Gamma Investment L.P., of which the reporting person is the general partner; the reporting person disclaims beneficial ownership of these securities except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that the reporting person is the beneficial owner of these securities for purposes of Section 16 of the Securities Exchange Act of 1934, or for any other purposes.

1	NAME OF REPORTING PERSON THE CHIIN HSIUNG HSIAO FAMILY TRUST A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS** AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,150,000*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,150,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,150,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON* OO

* These securities are held by the reporting person, of which Dr. Hsiao is the trustee and her three children are the sole and exclusive beneficiaries.

** The source of funds for the reporting person’s purchase was personal funds of Dr. Hsiao.

1	NAME OF REPORTING PERSON HSU GAMMA INVESTMENTS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,670,000*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,670,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,670,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON* PN

* These securities are held by the reporting person, of which Dr. Hsiao is the general partner.

SCHEDULE 13D – Amendment No. 1

This Amendment No. 1 to Schedule 13D is being filed by Jane Hsiao Ph.D., an individual (“Dr. Hsiao”), The Chiin Hsiung Dr. Hsiao Family Trust A, a Florida trust, and Hsu Gamma Investments, L.P., a Delaware limited partnership (the “Partnership”) of which Dr. Hsiao is the general partner.  Capitalized terms used herein which are not defined herein have the respective meanings given to them in the Schedule 13D, previously filed with the Securities and Exchange Commission (the “SEC”).

Item 2. Identity and Background.

Item 2 of the Schedule 13D is amended to add the Partnership as a Reporting Person, and is amended and restated to read as follows:

(a)           This Schedule 13D is being filed by Jane Hsiao, M.D., an individual (“Dr. Hsiao”), The Chiin Hsiung Dr. Hsiao Family Trust A, a Florida trust (the “Trust”), and Hsu Gamma Investments, L.P., a Delaware limited partnership (the “Partnership;” collectively, Dr. Hsiao, the Trust and the Partnership, the “Reporting Persons”).

(b)           Each of the Reporting Persons has a business address, which in the case of the Trust and the Partnership are their principal offices, of 4400 Biscayne Boulevard, Miami, Florida 33137.

(c)           Dr. Hsaio’s present principal occupation is as Vice Chairman and Chief Technical Officer of OPKO Health, Inc.  Dr. Hsiao is also chairperson of the Issuer’s Board of Directors. The Trust is a trust organized under the laws of the State of Florida.  The Partnership is a limited partnership organized under the laws of the State of Delaware.

(d)           During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)           None of the Reporting Persons, has been a party to any civil proceeding of a judicial or administrative body or any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting activity subject to, Federal or State securities laws or finding any violation with respect to such laws during the last five years.

(f)           Dr. Hsiao is a citizen of the United States of America, and the Trust’s and the Partnership’s jurisdictions of organization are set forth in (c) above.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended to add the following:

On or about December 2, 2008 and January 28, 2009, the Partnership purchased 34 and 700 shares, respectively, of a series of Preferred Stock, par value $1.00 per share of Non-Invasive Monitoring Systems, Inc., a Florida corporation (the “Issuer”), designated Series D Convertible Preferred Stock (the “Series D Preferred Stock”). The aggregate purchase price paid by the Partnership for such shares was $1,101,000. The Series D Preferred Stock is convertible at the option of the holder, at any time, into shares of common stock, par value $.01 per share of the Issuer (the “Common Stock”), at an initial rate of 5,000 shares of Common Stock per share of Series D Preferred Stock, or a total of 3,670,000 shares of Common Stock. The source of funds for the purchase was the working capital of the Partnership. The Partnership acquired the shares of Series D Preferred Stock pursuant to Subscription Agreements between the Issuer and the Partnership (the “Subscription Agreement”). The form of Subscription Agreement was filed by the Issuer as an exhibit to the Issuer’s Form 8-K filed with the SEC on December 4, 2008.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended to add the following:

On or about December 2, 2008 and January 28, 2009, the Partnership purchased 34 and 700 shares, respectively, of Series D Preferred Stock, initially convertible at the holder’s option at any time into an aggregate of 3,670,000 shares of Common Stock.  The purpose of the transaction was to provide funding to the Issuer.  All such shares were acquired for investment purposes.

The Partnership presently has no intention to substantially increase its ownership in the Issuer; however, the Partnership reserves the right in the future to change its position with respect to this investment.  In addition, under appropriate circumstances the Partnership may support a sale of the Issuer or a merger of the Issuer with another entity.

Dr. Hsiao, the general partner of the Partnership, became a director and chairperson of the Issuer’s board of directors in October 2008.  Dr. Hsiao may use her voting interests to remain a director and chairperson of the Issuer’s board of directors and to add qualified directors to the Issuer’s board.

Except as set forth in this Item 4, none of the Reporting Persons has any present plan or proposals which relate or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of the SEC rules for Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Paragraphs (a) and (b) of Item 5 are amended and restated as follows:

Disclosure pursuant to (a) and (b) is provided in the following table and footnotes.

Name	Securities Beneficially Owned	Percentage Beneficially Owned(1)

Jane Hsiao, Ph.D.	8,220,000(2)	11.1%

The Chiin Hsiung Hsiao Family Trust A	2,150,000	3.1%

Hsu Gamma Investments, L.P.	3,670,000	5.1%

(1) The percentage beneficial ownership of Common Stock is based upon 68,060,637 shares of Common Stock outstanding as of January 28, 2009.

(2) Dr. Hsiao is the trustee of the Trust, and her three children are its sole and exclusive beneficiaries.  Dr. Hsiao is the general partner of the Partnership.  The figure assumes the conversion of the shares of the Trust’s Series D Preferred Stock and the conversion of the shares of the Partnership’s Series D Preferred Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

[Not applicable.]

Item 7.  Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

The Joint Filing Agreement among the Reporting Persons pursuant to the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, is filed as an exhibit hereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2009

/s/	Jane Hsiao
Jane Hsiao, Ph.D.

THE CHIIN HSIUNG DR. HSIAO FAMILY TRUST A

By:	/s/	Jane Hsiao
Jane Hsiao, Trustee

HSU GAMMA INVESTMENTS, L.P.

By:	/s/	Jane Hsiao
Jane Hsiao, general partner

JOINT FILING AGREEMENT

The undersigned hereby agree that this Statement on Schedule 13D with respect to the Common Stock of Non-Invasive Monitoring Systems, Inc. of even date herewith is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

February 2, 2009	/s/ Jane Hsiao
Jane Hsiao, Ph.D.

February 2, 2009	THE CHIIN HSIUNG DR. HSIAO FAMILY TRUST A

	By:	/s/	Jane Hsiao
Jane Hsiao, Trustee

February 2, 2009	HSU GAMMA INVESTMENTS, L.P.

	By:	/s/	Jane Hsiao
Jane Hsiao, general partner